

August 12, 2010

Paul Herendeen
Executive Vice President and
Chief Financial Officer
Warner Chilcott plc
Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

> **Re:** **Warner Chilcott plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-53772**

Dear Mr. Herendeen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. Your disclosure beginning on page 12 lists the products you have in the pipeline. For each significant product in the pipeline, please disclose the research and development costs incurred for each period and the amount incurred to date. Also please disclose the estimated costs to complete and anticipated completion dates as well as the period in which material net cash inflows from each project is expected to commence. Disclose your quantitative and qualitative criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic or other descriptive class/category

showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Item 9A. Controls and Procedures, page 85

2. Your management report and the auditor's report on internal controls excludes the effect of your acquisition of PGP. You state that the total assets (excluding amounts resulting from the purchase price allocation) and total revenues of the acquired PGP business represent approximately 8% and 26%, respectively, of the related Consolidated Financial Statement amounts as of and for the year ended December 31, 2009. Please tell us why the company and the auditor have excluded the effects of purchase price allocation in determining PGP's percentage of assets of the consolidated financial statements. The 8% does not appear to reflect the materiality of the purchase.

Notes to Consolidated Financial Statements

5. LEO Transaction, F-19

3. Please clarify in your disclosure why you deferred the gain relating to the sale of certain inventories in connection with the LEO Transaction, and why the subsequent recognition of the amount is recorded as a credit to cost of sales.

16. Income Taxes, page F-34

4. You disclose that the effective income tax rate decreased from 151% in 2008 to 8% in 2009. Please revise to clarify in Management's Discussion and Analysis on page 66 why there was a significant decrease. It is not clear that the 2% effective tax rate in Puerto Rico provides a substantial basis for the significant decrease or explains the reason for the high effective rate in 2008. Also please explain why meals and entertainment & other increased from $5.7 million to $195.6 million between 2008 and 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant